Exhibit 99.1

Allot Communications to Acquire Operations of Optenet, a
Leading Security-as-a-Service Solution Provider

Optenet’s technology and customer base to enhance Allot’s security offering for mobile and fixed operators addressing consumer and enterprises security challenges

February 24, 2015 - Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT), a leading global provider of intelligent broadband solutions that empowers communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital experience, announced today that it has signed a definitive agreement to acquire the operations of Optenet, a global IT security company providing high-performance Security-as-a-Service (SECaaS) solutions to service providers and large enterprises worldwide.

Under the terms of the agreement, Allot will acquire the operations of Optenet for approximately $6.5 million in cash to be paid upon and before closing, plus deferred and contingent purchase price. The deferred purchase price consists of approximately $5.5 million to be paid over two years following closing. In addition, there will be a performance-based earn-out over a period of five years. The earn-out is capped at approximately $26 million and is contingent upon reaching approximately $140 million in revenues in total over the following five years. The transaction is expected to close during the first quarter of 2015. Allot currently expects the acquisition to contribute a few millions of dollars to revenues and to be marginally accretive on a non-GAAP basis during fiscal year 2015.

“Our acquisition of Optenet will help Allot become a leading player in the consumer Security-as-a-Service market,” said Andrei Elefant, President & CEO of Allot Communications. “We have been working with Optenet since 2013 and during that time we have won more than 10 service provider customers together, half of which are large tier one operators. In addition to bringing value to stockholders, this strategic move augments our position in the security market, strengthens our network operator value-added services approach, and complements our cloud and enterprise vision.”

Strategic Benefits of the Acquisition

•	The acquisition will significantly broaden Allot’s addressable security market potential enabling Allot to become a leading player in the SECaaS consumer market working with mobile operators.

•	Optenet’s products complement Allot’s existing security offerings, especially in the market of DDoS protection and anti-malware.

•	The acquisition provides new monetization opportunities for mobile service providers, enabling them to provide value to both residential and enterprise customers.

•	The combined offerings present a strong value proposition to Allot customers by adding Optenet’s security value-added services to the Allot Service Gateway.

•	The combined offerings allow Allot to address the rapidly growing security market and operator demand for solutions that protect their customers from threats.

•	The acquisition is based on an existing successful partnership that has already resulted in ten service provider customer wins, half of which are large tier-1 mobile operators.

•	Optenet’s products complements Allot’s offering to cloud operators and large enterprises by enhancing the security capabilities on the gateway to the cloud.

Founded in 1997, Optenet is a pioneer and global leader of enabling SECaaS offerings to the consumer market. Optenet’s technology currently protects more than 100 million end users around the globe, including customers of many of the world’s leading ISPs, mobile operators, and 500K employees of global enterprise organizations. Optenet’s suite of security solution offerings, such as parental control and anti-malware, will be added to the Allot Service Gateway. Optenet’s technology will also enhance Allot ServiceProtector, which protects the integrity of large-scale networks by providing a first line of defense against DDoS and zero-day attacks.

“I’m thrilled with the opportunity this acquisition represents,” said Francisco Martin Abreu, CEO, Optenet. “Combining Allot’s Service Gateway with Optenet’s technology creates an industry-leading security suite of SECaaS applications and services that position the company to take advantage of a significant market opportunity. Our security expertise coupled with a strong operator and enterprise customer base will enable Allot to provide value to both Allot and Optenet customers.”

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About Optenet

Optenet is a global IT security company providing high-performance security to service providers and large enterprises worldwide. With the largest ISP customer base and over 15 years of experience, Optenet is a pioneer and global leader of enabling SECaaS. Its technology protects more than 100 million End Users worldwide and is deployed globally at over 60 ISPs. Dedicated to protecting children by eliminating illegal content on the Internet, Optenet works with government and non-profit organizations to create a secure online environment for minors. For more information, visit: http://www.optenet.com

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot’s advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Allot Communications Contact:

Maya Lustig | Director of Corporate Communications
+972.54.6778100| mlustig@allot.com

Rami Rozen | AVP Corporate development
+972.52.5694441| rrozen@allot.com